UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35098 / January 24, 2024

In the Matter of	:
	:
AOG INSTITUTIONAL DIVERSIFIED	:
TENDER FUND	:
11911 Freedom Drive, Suite 730	:
Reston, Virginia 20190	:
	:
(811-23766)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on September 20, 2023, and an amendment on
November 30, 2023, requesting an order under section 8(f) of the Act declaring that it has
ceased to be an investment company.

On December 29, 2023, a notice of filing of the application was issued (Investment Company
Act Release No. 35084). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act
shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.